UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                               Temple-Inland Inc.
                                (Name of Issuer)

                          Common Stock, Par Value $1.00
                         (Title of Class of Securities)

                                    879868107
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 21, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
            High River Limited Partnership

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
            WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            2,407,447

8  SHARED VOTING POWER
            0

9  SOLE DISPOSITIVE POWER
            2,407,447

10 SHARED DISPOSITIVE POWER
            0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,407,447

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.27%

14 TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
            Hopper Investments LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            2,407,447

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            2,407,447

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,407,447

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.27%

14 TYPE OF REPORTING PERSON*
            OO

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
            Barberry Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            2,407,447

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            2,407,447

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,407,447

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.27%

14 TYPE OF REPORTING PERSON*
            CO

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
            Icahn Partners Master Fund LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
            WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            3,285,356

8  SHARED VOTING POWER
            0

9  SOLE DISPOSITIVE POWER
            3,285,356

10 SHARED DISPOSITIVE POWER
            0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,285,356

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.10%

14 TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
            Icahn Partners Master Fund II L.P.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
            WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            888,293

8  SHARED VOTING POWER
            0

9  SOLE DISPOSITIVE POWER
            888,293

10 SHARED DISPOSITIVE POWER
            0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            888,293

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.84%

14 TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
            Icahn Partners Master Fund III L.P.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
            WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            336,907

8  SHARED VOTING POWER
            0

9  SOLE DISPOSITIVE POWER
            336,907

10 SHARED DISPOSITIVE POWER
            0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            336,907

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.32%

14 TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
            Icahn Offshore LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            4,510,556

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            4,510,556

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,510,556

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.25%

14 TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
            Icahn Partners LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
            WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            3,448,488

8  SHARED VOTING POWER
            0

9  SOLE DISPOSITIVE POWER
            3,448,488

10 SHARED DISPOSITIVE POWER
            0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,448,488

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.25%

14 TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
            Icahn Onshore LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            3,448,488

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            3,448,488

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,448,488

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.25%

14 TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
            Icahn Partners Holding LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            7,959,044

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            7,959,044

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            7,959,044

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.50%

14 TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
            IPH GP LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            7,959,044

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            7,959,044

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            7,959,044

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.50%

14 TYPE OF REPORTING PERSON*
            OO

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
            Icahn Enterprises Holdings L.P.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            7,959,044

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            7,959,044

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            7,959,044

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.50%

14 TYPE OF REPORTING PERSON*
            PN

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
            Icahn Enterprises G.P. Inc.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            7,959,044

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            7,959,044

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            7,959,044

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.50%

14 TYPE OF REPORTING PERSON*
            CO

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
            Beckton Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            7,959,044

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            7,959,044

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            7,959,044

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.50%

14 TYPE OF REPORTING PERSON*
            CO

                                  SCHEDULE 13D

CUSIP No.  879868107

1  NAME OF REPORTING PERSON
            Carl C. Icahn

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
            0

8  SHARED VOTING POWER
            10,366,491

9  SOLE DISPOSITIVE POWER
            0

10 SHARED DISPOSITIVE POWER
            10,366,491

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            10,366,491

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            9.77%

14 TYPE OF REPORTING PERSON*
            IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on January 22, 2007, as previously amended (the "Initial 13D"), by the Reporting Persons with respect to the shares of Common Stock, par value $1.00 (the "Shares"), issued by Temple-Inland Inc. (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Initial 13D is hereby amended by adding the following:

     The aggregate net purchase price of the shares and call options purchased by High River, Icahn Master, Icahn Master II, Icahn Master III and Icahn Partners, collectively, was $507,272,638.47 (including commissions).

Item 5. Interest in Securities of the Issuer

     Item 5 of the Initial 13D is hereby amended and restated in its entirety as follows:

          (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 10,366,491 Shares (including Shares underlying call options), representing approximately 9.77% of the Issuer's outstanding Shares (based upon the 106,071,167 Shares stated to be outstanding as of September 29, 2007 by the Issuer in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2007.

          (b) High River has sole voting power and sole dispositive power with regard to 2,407,447 Shares. Each of Hopper, Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 3,285,356 Shares (underlying the call options). Each of Icahn Offshore, Icahn Partners Holding, IPH, Icahn Enterprises, Enterprises GP, Beckton and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 888,293 Shares (underlying the call options). Each of Icahn Offshore, Icahn Partners Holding, IPH, Icahn Enterprises, Enterprises GP, Beckton and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 336,907 Shares (underlying the call options). Each of Icahn Offshore, Icahn Partners Holding, IPH, Icahn Enterprises, Enterprises GP, Beckton and Carl
     C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 3,448,488 Shares. Each of Icahn Onshore, Icahn Partners Holding, IPH, Icahn Enterprises, Enterprises GP, Beckton and Carl
     C. Icahn has shared voting power and shared dispositive power with regard to such Shares.

          Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), are deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Partners Holding, IPH, Icahn Enterprises, Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), are deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master, Icahn Master II and Icahn Master III directly beneficially own. Each of Icahn Offshore, Icahn Partners Holding, IPH, Icahn Enterprises, Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Partners Holding, IPH, Icahn Enterprises, Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), are deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Partners Holding, IPH, Icahn Enterprises, Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

          (c) The following table sets forth all transactions with respect to Shares effected by any of the Reporting Persons since their last filing on
     Schedule 13D. Except as otherwise indicated, all transactions were effected in the open market, and the table includes commissions paid in per share prices.


                                   Shares Purchased     Price Per Share/
           Name       Date             (Sold)            Exercise Price
----------------- ------------- --------------------- ---------------------
High River           11/15/07          40,000                45.6583
----------------- ------------- --------------------- ---------------------
High River           11/16/07          58,000                45.4120
----------------- ------------- --------------------- ---------------------
High River           11/19/07          76,825                43.6085
----------------- ------------- --------------------- ---------------------
High River           11/20/07          37,000                42.9573
----------------- ------------- --------------------- ---------------------
High River           11/21/07          20,000                41.0451
----------------- ------------- --------------------- ---------------------
High River           11/21/07          40,000                42.0958
----------------- ------------- --------------------- ---------------------
Icahn Partners       11/15/07         160,000                45.6583
----------------- ------------- --------------------- ---------------------
Icahn Partners       11/16/07         232,000                45.4120
----------------- ------------- --------------------- ---------------------
Icahn Partners       11/19/07         144,168                43.6085
----------------- ------------- --------------------- ---------------------
Icahn Partners       11/20/07          56,277                42.9573
----------------- ------------- --------------------- ---------------------
Icahn Partners       11/21/07          30,332                41.0451
----------------- ------------- --------------------- ---------------------
Icahn Partners       11/21/07          60,840                42.0958
----------------- ------------- --------------------- ---------------------


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     The first paragraph of Item 6 of the Initial 13D is hereby amended by adding the following:

     The Reporting Persons have entered into a number of derivative agreements, commonly known as Total Return Swaps, with counterparties, which agreements provide that the profit to the Reporting Persons shall be based upon the increase in value of the Shares and the loss to the Reporting Persons shall be based upon the decrease in the value of the Shares, during the period from inception of the applicable agreement to its termination. The agreements provide that they settle in cash. In addition to the Shares which they beneficially own as shown in Item 5 above, the Reporting Persons currently have long economic exposure to an aggregate of 5,402,878 Shares through such agreements. These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate and, accordingly, the Reporting Persons disclaim any beneficial ownership in the Shares to which these agreements relate.

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2007

HIGH RIVER LIMITED PARTNERSHIP
         By: Hopper Investments LLC, general partner
         By: Barberry Corp., sole member

         By:  /s/ Edward Mattner
              ------------------
             Name: Edward Mattner
             Title: Authorized Signatory

HOPPER INVESTMENTS LLC
         By: Barberry Corp., sole member

         By:  /s/ Edward Mattner
              ------------------
              Name: Edward Mattner
              Title: Authorized Signatory

BARBERRY CORP.

         By:  /s/ Edward Mattner
              ------------------
              Name: Edward Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND II L.P.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND III L.P.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN OFFSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN ONSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS HOLDING LP
         By: IPH GP LLC, general partner
         By: Icahn Enterprises Holdings L.P., general partner
         By: Icahn Enterprises G.P. Inc., general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

IPH GP LLC
         By: Icahn Enterprises Holdings L.P., general partner
         By: Icahn Enterprises G.P. Inc., general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
         By: Icahn Enterprises G.P. Inc., general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Chief Financial Officer

BECKTON CORP.

         By:  /s/ Edward Mattner
              ------------------
              Name:   Edward Mattner
              Title:  Authorized Signatory


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN

    [Signature Page of Amendment No. 6 to Schedule 13D - Temple-Inland Inc.]